United States Securities and Exchange Commission

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):
July 19, 2004

Commission File Number 000-27663

SIFY LIMITED

(Exact name of registrant as specified in its charter)

Not Applicable
(Translation of registrant’s name into English)

Republic of India

(Jurisdiction of incorporation or organization)

Tidel Park, Second Floor
No. 4, Canal Bank Road, Taramani
Chennai 600 113, India
(91) 44-254-0770
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20F [X] Form 40 F [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [   ] No [X]

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

     On July 19, 2004, Sify Limited (“Sify”) announced its U.S. GAAP results for the fiscal quarter ended June 30, 2004. A copy of the press release was furnished as an exhibit to Sify’s report on Form 6-K filed July 20, 2004. Sify’s summarized unaudited results for the quarter ended June 30, 2004 are set forth below. No change has been made in these results and the sole purpose of this filing is to cause the information below to be filed under the Securities Exchange Act of 1934, as amended, and incorporated by reference in Sify’s registration statement on Form F-3 (File No. 333-101915) and registration statements on Form S-8 (File Nos. 333-101322 and 333-107938).

Summarized Results:

(In $ million, all translated at $1 = Rs 45.99)

Description	Quarter ended		Quarter ended	Year ended
	30 June		31 March	31 March
	2004	2003	2004	2004
Corporate services	$9.53	$6.15	$9.58	$30.34
Retail Internet access	6.34	5.07	7.05	23.67
Portals	0.47	0.56	0.46	1.83
Other	0.57	1.29	0.85	5.07
Sales revenue	$16.91	$13.07	$17.94	$60.91

Depreciation and amortization	$(2.94)	$(3.13)	$(3.01)	$(12.45)
Depreciation/impairment in affiliates	(0.18)	(0.17)	(0.60)	(1.47)
Profit on business sold/discontinued	0.00	0.00	1.37	3.02
Net interest	0.28	0.18	0.16	1.00
Tax	0.00	0.00	0.00	0.00

Net income/(loss)	$(1.19)	$(4.50)	$0.51	$(8.07)
Net income/(loss) $/ADR	$(0.03)	$(0.13)	$0.01	$(0.23)

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly organized.

Date: July 20, 2004

SIFY LIMITED
By:	/s/ R. Ramaraj
	Name:	R. Ramaraj
	Title:	Chief Executive Officer